[Autodesk, Inc. Letterhead]

July 23, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Mark Shannon

Craig Wilson

Re:	Autodesk, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2009

Filed March 20, 2009

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Filed June 3, 2009

File No. 000-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 9, 2009, relating to Autodesk’s Form 10-K for the fiscal year ended January 31, 2009 (File No. 000-14338) originally filed with the Commission on March 20, 2009 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended April 30, 2009 originally filed with the Commission on June 3, 2009 (the “Form 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission

July 23, 2009

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 31

1.	We note your response to prior comment number 1 indicates that you believe quantitative information related to the sensitivity of your goodwill valuation is not reasonably available and will not provide relevant information to investors. However, we also note your statement that you may record additional goodwill impairment charges should your revenue and cash flow projections decline significantly in the future, and you recorded additional goodwill impairment charges in the first quarter of fiscal 2010 due to “significant and sustained revenue declines” you are experiencing in all segments and geographies. Limiting your discussion to your revenue and cash flow results, clarify for us how investors should interpret “significant” and “sustained.” In general, we are trying to understand the extent and duration of declines in those specific variables that would result in additional impairment and whether such scenarios could be considered reasonably likely. We suggest that you provide us with at least one potential impairment scenario that incorporates revenue and cash flow declines from current levels over some period of time (e.g., revenues and cash flows at X% below current levels for the next X years before a gradual recovery). You should also describe your assessment of the likelihood of such a scenario occurring and whether you believe that you have any obligation to further clarify the general disclosures referred to above and the proposed future disclosures you provided in response to our prior comment.

In response to the Staff’s comment above, we prepared hypothetical discounted cash flow model scenarios with varying levels of revenue. These scenarios rely on a substantial number of assumptions in order to isolate the impact of a revenue change on a discounted cash flow model. The result of our scenarios was that we may be required to record an impairment charge if total annual net revenue forecasted for the Company declined in excess of 45% and remained at that level or at lower levels for the next two to four years before gradually recovering. This decline of 45% is in comparison to the actual revenue for our first fiscal quarter ended April 30, 2009. Changing any one of the assumptions in these scenarios could result in a different impairment outcome. For example, if the mix of product revenue or foreign currency exchange rates change from those assumed in our model scenarios, the revenue trigger point for the potential impairment of goodwill would also change. Consequently, and due to the complexity and variability of the assumptions in a hypothetical revenue-based scenario, the significant level of assumptions and the likelihood of such scenarios occurring, we do not believe that disclosure of revenue-based quantitative analysis related to the sensitivity of our goodwill valuation would provide relevant information to investors.

Securities and Exchange Commission

July 23, 2009

We believe, however, that a more useful and relevant quantitative scenario is to provide investors with analysis related to percentage changes in the Company’s estimated fair values of its reporting units and the potential goodwill impairment that may result at a certain level.

Given the Staff’s comment above and the Staff’s prior comment letter dated April 30, 2009, received on May 4, 2009, we advise the Staff that in future public filings in which we qualitatively discuss goodwill impairment, we will provide disclosure of whether a 10% change in the fair value of the Company’s reporting units would have an impact on the carrying value of goodwill and would, therefore, result in an impairment charge.

Form 10-Q for Fiscal Quarter Ended April 30, 2009

Item 1.	Financial Statements

Note 2. Recently Issued Accounting Standards, page 6

2.	Please confirm that the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. If so, tell us why you did not disclose that you fully adopted SFAS 157 your recent Form 10-Q. Also, tell us how you considered the disclosure requirements of paragraph 33 of SFAS 157. Note that we believe paragraph 33(d) of SFAS 157 is applicable to your interim report by operation of paragraph 39.

We confirm that, effective as of February 1, 2009 for our 2010 fiscal year, we adopted SFAS 157 as it relates to our nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2.

We did not disclose that we fully adopted SFAS 157 as it relates to our nonfinancial assets and nonfinancial liabilities in the Form 10-Q because we had previously disclosed that fact. Specifically, in the Form 10-K, we disclosed in Note 1 (p. 65) that the aspects of SFAS 157 relating to nonfinancial assets and nonfinancial liabilities would be “effective as of February 1, 2009 for Autodesk’s 2010 fiscal year,” and that “Autodesk believes the adoption of the remaining aspects of SFAS 157 will not have a material effect on Autodesk’s consolidated financial position, results of operations or cash flows.” In future periodic filings, we will disclose in the “Recently Issued Accounting Standards” section of our financial notes any accounting standards that we have adopted within the most recent fiscal quarter or year, including the adoption of SFAS 157.

Securities and Exchange Commission

July 23, 2009

We respectfully advise the Staff that we considered and believe we have conformed the disclosure in the Form 10-Q to the disclosure requirements of paragraph 33 of SFAS 157 as follows:

•

Paragraph 33(a) requires disclosure of “fair value measurements recorded during the period and the reasons for the measurements.” The fair value measurements recorded for the fiscal quarter ended April 30, 2009 and the reasons for the measurements were discussed in the Form 10-Q in Note 11, “Goodwill” (p. 18), “Critical Accounting Policies and Estimates – Goodwill” in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) (p. 26-27), and “Results of Operations – Impairment of Goodwill” in MD&A (p. 34).

•

Paragraph 33(b) requires disclosure of “the level within the fair value hierarchy in which the fair value measurements in their entirety fall.” The only reporting unit that required fair value measurement at April 30, 2009 was our Media & Entertainment segment (M&E) because only that reporting unit failed the Step 1 analysis required by SFAS 142. (See p. 26-27 of the Form 10-Q.) The full value of the M&E goodwill was impaired, so it did not seem meaningful to disclose a zero balance for the M&E goodwill within the fair value hierarchy in a tabular format.

•

Paragraph 33(c) requires disclosure of “a description of the inputs and the information used to develop the inputs” for “fair value measurements using significant unobservable inputs (level 3).” We disclosed these items in “Critical Accounting Policies and Estimates – Goodwill” in MD&A (p. 26):

“When assessing goodwill for impairment, we use discounted cash flow models which include assumptions regarding projected cash flows (“Income Approach”) and corroborate it with the estimated consideration which we would receive if there were to be a sale of the reporting segment (“Market Approach”). Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. Variances in the assumptions described above could have a significant impact on our conclusion as to whether goodwill is impaired, or the amount of any impairment charge. The value of our goodwill could also be impacted by future adverse changes such as: (i) declines in our actual operating results, (ii) a sustained decline in our market capitalization, (iii) further significant slowdown in the worldwide economy or the industries we serve, or (iv) changes in our business strategy or our internal operating results forecasts. Although we believe the assumptions, judgments and estimates we have made in the past have been reasonable and appropriate, different assumptions, judgments and estimates could materially affect our reported financial results.”

Securities and Exchange Commission

July 23, 2009

•

Paragraph 33(d) requires disclosure of the “inputs and valuation techniques used to measure fair value and a discussion of the changes in the valuation techniques and related inputs used to measure similar assets and/or liabilities in prior periods”. We discuss this in “Critical Accounting Policies and Estimates – Goodwill” in MD&A. See p. 26, quoted in the preceding bullet point.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Product Return Reserves, page 27

3.	We note your disclosure that actual product returns as a percentage of applicable revenue were 5.3% and 2.2% for the first quarter of fiscal 2010 and 2009, respectively. In addition, you disclosed on page 30 of your Form 10-K that product returns as a percentage of applicable revenue were 5.2% in fiscal 2009, 3.5% in fiscal 2008 and 3.9% in fiscal 2007. Please tell us whether you consider the increase in product returns reserves to be a known trend, event, or uncertainty which is reasonably likely to have a material effect on your future results of operations or financial position and how you considered discussing this fact in your MD&A pursuant to Item 303(a)(3)(ii) of Regulation S-K. As part of your response, tell us if the increase in actual product returns has had any impact on your revenue recognition.

We respectfully advise the Staff that we do not believe the increase in actual product returns as a percentage of revenue to represent a trend or event which is reasonably likely to have a material effect on our future results of operations or financial position. We note that product returns and the product returns reserve have each declined in absolute dollars in the last fiscal year, even though product returns as a percentage of applicable revenue have fluctuated.

The decline of product returns and the product returns reserve in absolute dollars in the last fiscal year has been consistent over the past three years due largely to improved management of product returns with our direct channel partners.

While actual product returns in absolute dollars were lower in the first quarter of fiscal 2010 compared to the prior year, product returns as a percentage of applicable revenue were higher in the first quarter of fiscal 2010 compared to the prior year. This is primarily due to applicable product revenues declining, due to current economic conditions, at a faster rate than declines in product returns in the first quarter of fiscal 2010 compared to the first quarter of fiscal 2009. We do not believe that the recent increase in product returns as a percentage of applicable

Securities and Exchange Commission

July 23, 2009

revenue represents a trend or event which is reasonably likely to have a material effect on our future results of operations or financial position. Accordingly, we did not believe that trend analysis in MD&A in the Form 10-Q was warranted. Of course, as with any known trend, event, or uncertainty which is reasonably likely to have a material effect on our future results of operations or financial position, we will discuss such observation in our MD&A if the increase in product returns becomes such a trend.

We note supplementally that we have considered the provisions of FASB Statement 48, and continue to believe that our revenue recognition is appropriate as we can reasonably estimate the amount of future returns.

* * *

Please direct your questions or comments to me at (415) 507-5000. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126. Thank you for your assistance.

Sincerely,

Autodesk, Inc.

/s/ Mark J. Hawkins
Mark J. Hawkins
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati

Sam Lazarakis, Ernst & Young LLP